RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2008

Suite 1540 – 800 West Pender Street, Vancouver  BC V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

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RUBICON MINERALS CORPORATION – MD&A - March 31, 2008

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated May 12, 2008 includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the 3 months ended March 31, 2008.  It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2007.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.   Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario. In addition, in the prior year, the Company acquired significant land packages in Alaska, USA and Nevada, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

Red Lake Exploration

100% Controlled Projects

Phoenix Gold Project
Rubicon has earned a 100% interest in the Phoenix Gold Project held as 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 505.43 contiguous hectares, subject to paying certain advance annual royalty payments and a net smelter royalty on any future production from the property.  The Phoenix Gold Project is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence.  A strong NNE trending structural fabric through the area, which is considered part of the East Bay Deformation Zone (EBDZ) is variably affected by later, NW-SE trending cross cutting regional structures.

2008 Exploration Highlights to March 31, 2008
Drilling
As of March 31, 2008, the Company has drilled a total of 12,294 metres on the Phoenix property, during the year, testing several target areas.  The majority of this drilling was on the newly discovered “F2” zone. On March 12, the company announced the discovery of this new gold zone on the property,

Mineralization within the F2 Zone occurs near a major ultramafic-mafic structural setting which is considered analogous to major deposits in the Red Lake gold district. Gold in the F2 Zone is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that high-grade gold lenses or shoots are developed within a robust gold-bearing structure that also hosts thick, lower grade intervals.  These interpretations are preliminary in nature and relationships between the various styles of mineralization are complex. Significantly more drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Zone.

Significant results received this quarter are summarized below.  Drilling is on-going and complete assays remain pending.

F2 Zone: Summary of gold results received to date
Hole Number	From	To	Gold (g/t)	Metres
F2-01	95.0	101.5	6.3	6.5
Including			8.4	4.5
Or			11.6	2.9
	217.0	224.0	4.1	7.0
Including			9.1	3.0

	235.0	246.0	6.8	11.0
Including			23.2	3.0
Or			34.6	2.0

F2-02	184.7	210.0	3.0	25.3
	240.0	242.0	12.3	2.0
	295.0	296.0	16.8	1.0
	305.5	306.5	36.0	1.0
	367.0	395.0	3.3	28.0
Including			5.1	9.0
Or			10.1	2.0

F2-03	267.9	268.9	283.2	1.0

F2-07	378.0	395.0	24.4	17.0
Including	387.0	395.0	36.5	8.0
Including			56.27	4.9
Including			65.93	3.4

F2-08	295.0	306.0	42.4	11.0

All reported intercepts are core lengths and true widths are currently unknown. Reported gold values are uncut. Vein orientations are generally observed to be at moderate to high angle to the core axis but further drilling will be required to determine true thicknesses. Gold grades in F2-07 and F2-08 are generally evenly distributed throughout the reported section.

The F2 Zone is currently being explored at relatively shallow depths below surface (200-400 metres) and is only 450 metres east of the existing exploration shaft (142 metre-deep, currently flooded) which could facilitate underground access should additional drilling provide sufficient encouragement. The Company conducted baseline environmental studies in 2007 and continues to do so in 2008. These studies will allow the Company to expedite the permitting process required to accommodate year-round, underground exploration access to this zone. To reach such a decision point will require considerably more information which can only be gained through the completion of additional drilling.

The company plans to continue drilling on the F2 zone and has secured a barge to facilitate drilling of the zone during the summer. It may also be possible to drill the zone from land sites located approximately 500 metres to the west of the zone.

Titan 24 Surveys
The company completed 25 line-kilometres of Titan 24 geophysical surveys on the Phoenix Project during the first quarter of 2008.  This relatively new technique is designed to penetrate deeper than conventional surveys and thus help develop deep drill targets. While not all results are final, the survey has detected several known near surface gold zones at Phoenix and appears to have detected the new F2 Zone, described above. Of additional interest, the survey has defined several new priority targets and structures ranging from depths of 200 to over 800 metres below surface which have never been drill tested.

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (235 units) located approximately 5 kilometres east of the Red Lake mine complex. The Company thus considers the project to be strategically located in the camp.  Exploration plans for 2008 include an initial 6-7,000 metre drill program that is scheduled to commence late April of 2008.  During the months of September and October 2007, the Company completed a soil sampling survey over priority target areas on the property to aid in drill targeting.  Results of the soil sampling survey have identified high priority drill targets.  The gold anomalies in soils appear to be closely correlated with major faults and known surface gold showings, particularly the fold nose itself which represents prime structural sites for Red Lake-style gold mineralization. Soil anomalies are interpreted as high level 'leakage' into younger rocks overlying more prospective Balmer assemblage rocks which, four kilometres to the west, host the world class Red Lake Mine.

Titan 24 geophysical surveys define large structures extending to depth which are also priority targets for drilling since these are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district.

East Bay Property

The Company has a 100% vested interest (as of January 30, 2007) in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).  During 2004, Wolfden Resources Ltd., as operator, funded a $0.6 million drilling exploration program on the East Bay West (4 claims) where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres.  Wolfden subsequently elected not to continue with its option on this project.

The project occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to and on strike with the GAZ zone (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold controlled by Goldcorp/Premier Gold). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at Rubicon's Phoenix Gold Project. Plans for East Bay will be assessed later in the year following both the Phoenix and Adams Lake programs. Should current success at the Phoenix project continue, East Bay programs may be postponed to allow maximum resources to be directed to the Phoenix project.

DMC Property

The DMC property comprises 41 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone belt.  The property was subject to an option agreement with Agnico-Eagle Mines Ltd. (Agnico) at the beginning of 2008, but was returned 100%  to the Company during February 2008 (subject to paying certain advance annual royalty payments and a net smelter royalty on any future production from the property).  The property is considered strategic to the Company and plans for exploration will be assessed later in the year following both the Phoenix and Adams Lake programs.

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometers northwest of the Red Lake mine complex and is a Joint Venture between Rubicon Minerals Corp. (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the Red Lake Greenstone Belt. The geological setting is considered to be analogous to the Bruce Channel mineralization currently being explored at the adjacent Gold Eagle Mines discovery and also to the setting of the major gold deposits of the camp.

Work in 2007 identified a gold bearing northeast-trending shear structure up to 16 metres thick interpreted to be the down dip of the No. 1 vein at the adjacent McKenzie Mine that produced 651,000 ounces of gold between 1935 and 1966.  Further drilling also identified anomalous low grade gold sections (100+ ppb) with local veined and visible gold-bearing sections hosted in the margin of a quartz veined diorite intrusive.  Further follow-up is recommended.  In light of the recent success at the Phoenix Gold project, other project obligations in Red Lake, drill and labour availability, future exploration plans and the logistical timing of those plans are under review for the McCuaig project.

Red Lake North Property

The Company has optioned a 55% interest in 47 unpatented mining claims (329 units) known as the Red Lake Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”). Under terms of the Letter Agreement dated April 18, 2006 (effective date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 in expenditures on the property over 4 years, make a an initial cash payment of $5,000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.5% depending on the price of gold.

Sidace area claims:
In January of 2007 Solitaire extended a 2006 drill hole to 1791 metres in the north-eastern portion of the property to test for higher grade gold zones down-dip of the Main Discovery Zone (MDZ) located on the adjacent Goldcorp/Planet Exploration Inc. property. The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth (analogous with the Hemlo deposit).  The hole was completed to 1956 metres below surface prior to 2007 year-end and intersected 123 metres (core length) of permissive schist units characterized by significant alumina- and potassium-rich minerals (white feldspar, sillimanite, garnet, sericite and biotite), variable amounts of pyrite and pyrrhotite (trace to 5%) and local sphalerite, stibnite and galena (trace to 3%). This stratigraphy is interpreted to be the equivalent of the stratigraphy host to the MDZ on adjacent claims.  Assays returned for a 50.4 metre section of sericite-bearing schist indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to 7.7 g/t gold over 1.0 metre. The drill hole was completed to a depth of 2269m in early 2008 and remained in the anomalous gold-bearing sericite schist unit to the claim boundary.  Follow-up drill recommendations are being considered subject to partner approval and drill availability.

Main Block claims:
During August and September 2007, Solitaire Minerals Corp. funded a 2703m drill program on the Main Block Claims of the Red Lake North Property.  Hole RLN-07-07 intersected a 500-metre thick section of moderate to strong biotite and sericite alteration within the stratigraphy. This altered section is interpreted to be the southwest extension of the Sidace Lake area stratigraphy, located five kilometres to the northeast of the Main Block claims, which in that area is host to an extensively drilled gold discovery (the 'MDZ') controlled by Goldcorp Inc. / Planet Exploration Inc. Visible gold in hole RLN-07-07 is observed at 387 metres down the hole within the altered section. The interval returned 9.70 g/t gold over 1.4 metres (including 19.95 g/t gold over 0.65 metres).  The presence of visible gold associated with the broad zones of biotite and sericite alteration indicates a geological setting that warrants further exploration.

Humlin Property

The Company has optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”).  Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 in expenditures on the property over 4 years, make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

During the first year of the agreement exploration expenditures in the amount of $250,000 are a firm and binding commitment.  A 2007 winter drill program consisting of 1,380 metres was completed in February 2007 completing the first year commitment.  No significant assays were returned.

No work was conducted in the remainder of 2007, but exploration plans currently are being formulated for the second year of the option agreement as Solitaire must spend $400,000 to maintain the option in good standing prior to April 30, 2008 (subsequently extended to the end of 2008 to accommodate drill schedules and availability).

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the quarter ended March 31, 2008, the Company finalized 5 new property agreements and spent $124,050 on acquisition, exploration and maintenance costs and recovered $198,765 in cash and shares.  The cash and shares received are recorded on the property statement as a recovery of the $124,050 in acquisition, exploration and maintenance costs and the excess is recorded on the statement of operations and deficit as option receipts in excess of property costs.

Future Exploration Plans

Pursuant to the McEwen property acquisition and financing, the Company increased its treasury by $15 million and additionally acquired large land packages in Alaska and Nevada. With the proceeds of the financing, Rubicon planned to complete a $5 million exploration budget in Red Lake before May 18th, 2008. The Company closed a $10M bought deal flow through financing in November of 2007.   Proceeds from the flow-through private placements will be used to incur CEE with respect to the ongoing exploration and development of the Company's Red Lake mineral property or other Ontario-based mineral projects.  The Company plans to drill a minimum of 40,000 metres on its 100%  controlled Red Lake projects in 2008 (of which 12,294 metres has been completed to March 31, 2008), controlled projects exclusive of partner funded programs.

Qualified Person
The 2008 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., the Qualified Person under the definition of NI 43-101.  Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch.   Gold standards were prepared by CDN Resource Laboratories Ltd.

ALASKA EXPLORATION

During the second quarter of 2007, the Company announced the closing of the McEwen Transaction which included the acquisition of a 512,960 acre land package in Alaska, southeast of Fairbanks. The lands surround the world class Pogo Gold Deposit, which has reported reserves of 3.62 million ounce gold (7.7 million tons grading 0.47 opt as of 12/31/05 (7.0 million tonnes @ 16.12 gpt)) owned by Sumitomo Minerals (60%) and Teck-Cominco (40%) – see www.teckcominco.com for further details of the deposit. Approximately 2/3 of the package is 100% owned by Rubicon (New Horizon Claims) and the other 1/3 consists of lands subject to an option agreement with Rimfire Minerals Corporation that allows the Company to earn up to a 75% interest (see website www.rubiconminerals.com for property map). The exploration targets are high- grade gold deposits of the Pogo type. The Pogo deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

Rimfire Option

Under the terms of the Rimfire option agreement, Rubicon must complete expenditures totaling US$4.8 million in exploration over six years to earn a 60% interest in five properties. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at Rimfire's election, may obtain an additional 5% (for a total of 75%) by providing a project financing loan to be repaid from Rimfire’s free cash flow upon production.

Exploration during the Period

Rubicon's summer 2007 Alaska exploration program focused on the 100% owned New Horizon Claims and the Rimfire joint venture claims - Rubicon can earn up to 75%. A total of four holes (1105.4m) were drilled in the Maple Leaf Area on the New Horizon Claims and seven holes (1749.7m) were drilled on the Rimfire option. Weakly anomalous gold mineralization was returned over narrow intervals at both Maple Leaf and California North. No further work is planned for the Maple Leaf Area at this time, however additional drilling is warranted at California North (Rimfire option) where a 45 ft thick qtz-aspy zone indicates the presence of a large hydrothermal system. This area is considered to be on strike with the main Pogo geochemical anomaly. IP and magnetics may assist in targeting additional drill holes.

This project is at a relatively early stage and plans for 2008 include the continuation of reconnaissance mapping and prospecting over high priority target areas south and west of Teck's soil geochemical anomalies (priority drill target's for Teck west of the Pogo Mine) and an estimated 2000 metres of drilling. All work will be carried out under and managed by Avalon Development Ltd.

Rubicon has spent approximately $3.0 million on the Alaska projects to date and the planned expenditures for 2008 are an additional $2.0 million inclusive of land hold costs (as currently required under the McEwen Transaction)

The Alaska projects are under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101.

NEVADA EXPLORATION

During the second quarter of 2007, Rubicon acquired a 225,000 acre land package in Elko County, Northeastern Nevada pursuant to the McEwen transaction.  Exploration of this property is in the preliminary stage.  Lexam Explorations Inc., a McEwen controlled company, from whom the property was acquired, had previously carried out approximate $1 million worth of exploration.  Pursuant to the McEwen acquisition and financing agreements, Rubicon must spend $500,000 exploring the property before mid May 2008.

Rubicon is continuing the data acquisition and compilation of historic geospatial data in the claim area with prioritized targets identified for summer field programs. An airborne magnetic and radiometric survey has been commissioned that consists of over 8000 line kilometres and will cover a large portion of the property. In addition Aster satellite image analysis and mineral modeling is underway to assist with the ongoing target identification process. Field programs are scheduled to begin in May.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

OPERATING RESULTS

3 Months ended March 31, 2008 compared to the 3 Months ended March 31, 2007

For the 3 months ended March 31, 2008, the Company had net income of $2,950,075 ($0.02 per share) compared to a net loss of $788,869  ($0.01 per share) incurred in the 3 months ended March 31, 2007, an increase in net income of $3,738,944.  During the quarter, the Company recorded other comprehensive losses (“OCI”) of $433,837 compared to OCI losses of $157,742 in the prior year comparative quarter.  Comprehensive income (the total of net income and other comprehensive income) for the quarter was $2,516,238 compared to a loss of $946,611 in the prior year comparative quarter, an increase in comprehensive income of $3,462,849.

The change to positive income was mainly the result of the recording of a $3,275,789 tax recovery on the renunciation of flow-through share expenditures, the recording of $293,364 in interest income and 158,857 in property option receipts in excess of property costs.   Significant changes in line items were as follows:

•	Professional fees were lower by $114,530 due to the prior year’s high cost of completing the plan of arrangement (December 2006).
•
The re-organization caption referred to costs from the December 2006 plan of arrangement, and was not applicable to the current year, resulting in no expense in the current year versus $59,757 in the comparative quarter.

•	Interest income was higher by $177,463 due to interest earned on money received in the 10.4 million (net) financing of October 2007 and the $15 million dollar McEwen financing of May 2007.
•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was higher by $148,857. This line item is now mostly ERD option receipts in excess of acquisition costs.

•
The future income tax recovery of $3,543,849 of the current quarter was caused by the future tax liability arising from renunciation of flow-through share expenditures and the offsetting of this liability against previously unrecognized tax losses.

•
Effective January 1, 2007, the Company adopted section 1530 of the CICA handbook which introduces new standards for reporting and display of comprehensive income. Other comprehensive loss for the quarter ending March 31, 2008 was $433,837 ($157,742 in Q1 2007). The loss was the net effect of recognizing unrealized losses of $104,878 on the Company’s portfolio of junior mining stocks, as at the quarter end and unrealized losses of $348,729 on re-valuation of the Company’s option/warrant rights associated with Africo Resources Ltd.  Both these reductions reflect the reduction in market prices for the shares held.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2008 First		2007 Fourth		2007 Third		2007 Second		2007 First		2006 Fourth		2006 Third		2006 Second
	$		$		$		$		$		$		$		$
Interest and miscellaneous income		293,438		381,017		218,638		313,598		115,975		90,265		130,740		114,689
Gain (loss) on sale of investments		-		(165,503)		(11,687)		12,500		37,396		(35,525)		135,929		-
Net loss (gain)		(2,950,075)		230,576		355,458		441,774		788,869		354,376		1,216,314		1,479,280
Basic and fully diluted net loss per share		0.02		0.01		0.00		0.00		0.01		0.01		0.02		0.02

Prior to the 2006 fourth quarter, significant losses were accrued from Rubicon’s equity interest in Africo Resources Ltd.  These losses ceased to accrue upon the distribution of that investment to the Company’s shareholders, in the 2006 fourth quarter.  During 2006 and early 2007, the costs of the December 2006 Plan of Arrangement also increased expenses significantly.  In the first quarter of 2008 a $3.2 million tax recovery was recorded on renunciation of flow-through share exploration expenditures. Other factors causing significant variations included the recording of stock based compensation and the write-off of abandoned mineral properties.  These other factors do not have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – 3 months ended March 31, 2008.

Following the $15 million McEwen financing of May 2007 and the $10.4 million November 2007 flow-through financing, the Company had working capital of $30.7 million at the 2007 year end.  Working capital was reduced to $27.6 million as at March 31, 2008 mainly due to exploration expenditures of $2.4 million cash in the quarter.  The Company’s investment policy is to invest excess funds only in bankers acceptances guaranteed by major Canadian banks or instruments of equivalent or better security. None of the Company’s funds were invested in asset backed commercial paper during the period.

The Company currently has sufficient funds to meet its working capital requirements and other requirements for the next 24 months.

Operating Cash Flows

Cash used in operations decreased by $399,751 from $937,791 in the Q1 2007 down to $538,040 in the current quarter.  The major factors causing this were the high cost of the 2006 plan of arrangement and the increase in interest revenue currently from the increased treasury.

Financing Activities

During the quarter, the Company issued nil (302,230 in Q1 2007) common shares from the exercise of warrants and agents options for cash proceeds of $nil ($148,083 in Q1 2007) and issued 10,000 (351,750 in Q1 2007) common shares from the exercise of options for cash proceeds of $7,400 ($251,863 in Q1 2007) for total net cash proceeds of $7,400 ($399,946  in Q1 2007).

Investing Activities

During the quarter, the Company spent $2.4 million cash on mineral property acquisition and exploration offset partially by partner recoveries of $425,958.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 14 of the consolidated financial statements of the Company.

COMMITMENTS

Pursuant to the McEwen agreement, the Company became committed to spend $5 million on its Red Lake, Ontario properties by May 18, 2008 of which $105,000 was outstanding at March 31, 2008 and $5 million on the Alaska properties by May 18, 2009 of which $1.9 million was outstanding at March 31, 2008.  The Company must spend sufficient funds to maintain the Rimfire option in good standing to May 18, 2008  and it has done so.  In addition, the Company agreed to spend $500,000 on its Nevada properties by May 18, 2008 of which $239,000 was outstanding at March 31, 2008.

At March 31, 2008, the Company has $201,321 (2007 - $284,095) in remaining lease payments for the use of its Vancouver office to September, 2010.

At March 31, 2008, the Company is committed to incur $7,668,285 (2007 year end – $9,984,996) in eligible exploration expenditures in order to complete obligations entered pursuant to flow-through share purchase agreements.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Paragon Minerals Corporation

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the plan of arrangement.  Paragon shares offices and office expenses with Rubicon and at the period-end, had one common director and shared the CFO and office support staff.  In addition, the CEO of Paragon provided management services to Rubicon up until December 31, 2007, on a part time basis.

At March 31, 2008, the Company was owed $80,915 (2007 - $310,933) by Paragon for reimbursement of office costs and administrative staff for the 3 months then ended.

Legal services

David Reid is a director of the Company and a partner at the law firm Davis LLP.  For the three months ended March 31, 2008, the Company paid or accrued legal fees to Davis LLP, aggregating to $11,838 (2007 - $294,548).  As at March 31, 2008, Davis LLP firm is owed $12,212 (2007 - $334,534).

See note 13, “Related Party Transactions”, in the consolidated financial statements for additional information on related party transactions with the Company.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 4 of the consolidated financial statements for the year ended December 31, 2007.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of mineral property costs

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

The Company follows the CICA Emerging Issues Committee recommendations for accounting for renunciation of flow-through shares. Upon the renunciation of flow-through shares, a future income tax liability is recognized and shareholder equity is reduced.  In the case where the company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs are reversed in the amount of the future tax liability arising from the renunciation.  The credit side of the entry is recorded on the income statement.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Effective January 1, 2007 the Company adopted section 1530 which introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective January 1, 2007, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective January 1, 2007, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Pursuant to these new standards, the Company has included a new statement of comprehensive income with its financial statements and has applied fair value accounting to certain of its financial instruments.  This has resulted in the recognition of unrealized gains and losses as other comprehensive income or loss which appear on the statement of comprehensive income or loss.

Capital Disclosures, CICA Handbook Section 1535

Effective January 1, 2008, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective January 1, 2008, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

OUTSTANDING SHARE DATA

As at May 12, 2008, the Company had the following common shares, stock options and warrants outstanding:

Common shares	147,871,501
Stock options	4,910,750
Warrants	10,714,271
Fully diluted shares outstanding	163,506,522

MANAGEMENT'S  REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting  during  the 3 months ended March 31,  2008,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

CAUTIONARY NOTICES

The Company’s consolidated financial statements for the 3 months ended March 31, 2008 and this accompanying MD&A contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934.  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this MD&A include statements regarding the Company’s future exploration plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessment and other expenses. The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.  Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements.  The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading “Risk Factors” and to those that may be discussed as part of particular forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, exploration success, continued availability of capital and financing, inability to obtain required regulatory approvals and general market conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, the timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.  Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

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